Filed Pursuant to Rule 424(b)(3)

File No. 333-127708

PROSPECTUS

6,400,002 Shares

GTC Biotherapeutics, Inc.

Common Stock

This prospectus relates to the resale, from time to time, of up to 6,400,002 shares of common stock of GTC Biotherapeutics, Inc., $0.01 par value per share, by the selling stockholders named in this prospectus in the section “Selling Stockholders,” including their pledgees, assignees and successors-in-interest, whom we collectively refer to in this document as the “Selling Stockholders.” On August 10, 2005, we consummated a financing pursuant to which we issued to the Selling Stockholders (i) 4,571,429 shares of common stock and (ii) warrants to purchase up to an aggregate of 1,828,573 shares of common stock (the “Warrants”). The common stock being offered by this prospectus includes shares issuable pursuant to the exercise of the Warrants. The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions. The Selling Stockholders will receive all of the proceeds from any sales. We will not receive any of the proceeds from the sale of any of the shares covered by this prospectus. References in this prospectus to “the Company,” “GTC,” “our company,” “we,” “our,” and “us” refer to GTC Biotherapeutics, Inc.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospectus may have subsequently changed.

Our common stock is quoted on The NASDAQ National Market under the symbol “GTCB”. On August 18, 2005, the last reported sale price for the common stock was $1.83 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED IN THIS PROSPECTUS UNDER THE HEADING “ RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated September 2, 2005

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

The Company

We are a leader in the development, production and commercialization of human therapeutic proteins in the milk of animals. Using a process known as transgenics, we insert protein-specific DNA into an animal to enable it to produce that specific protein in its milk. The protein is then purified from the milk to obtain the therapeutic product, which is typically administered by injection.

We currently have five internal programs in active development. In addition to our lead program for recombinant human antithrombin, which will be sold under the brand name ATryn® once regulatory approval is obtained, we have programs for a recombinant human alpha 1 antitrypsin, a recombinant human albumin, known as rhA, a malaria vaccine using one of the malaria parasite’s surface proteins known as MSP-1 as an antigen, and an antibody to CD-137 licensed from the Mayo Clinic. Four of these programs involve proteins that are difficult to express with conventional production methods.

ATryn® is the first of a series of human plasma proteins that we are developing as recombinant products. In January 2004, we submitted a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMEA, for approval to market ATryn® in Europe for the hereditary deficiency indication. The application was accepted for review by the EMEA, and in December 2004 we submitted responses to the consolidated list of questions generated by the EMEA as part of its review. On July 8, 2005, we submitted our responses to a subsequent list of outstanding issues and questions. In anticipation of satisfactory approval of the MAA, we are planning for a European market launch of ATryn® in the first half of 2006. We are seeking partners for our internal programs to provide a source of funding for these programs as well as to augment our clinical or marketing expertise.

Our external programs use our intellectual property and technology platform to develop transgenic production of a partner’s proprietary protein. External programs generate current revenue through research funding, achievement of milestones and production of product. These programs provide us the opportunity for long-term product revenues as a result of serving as the clinical and commercial manufacturing partner.

In our portfolio of external programs, the most advanced is the program with Merrimack Pharmaceuticals, Inc. for production and purification of Merrimack’s MM-093, a recombinant human alpha-fetoprotein, or rhAFP. We have been producing MM-093 transgenically for use in Merrimack’s ongoing human clinical studies. The rhAFP protein has been difficult to express in traditional recombinant protein production systems. We have developed transgenic protein production for two programs with Centocor, Inc. We have successfully completed programs with Abbott Laboratories, Bristol-Myers Squibb, and Elan Pharmaceuticals with maintenance of transgenic production capabilities for the associated proteins. No further work will be undertaken in any of these programs until the respective partner enters into an additional agreement for further development such as transgenic production for preclinical or clinical testing.

Our principal executive offices are located at 175 Crossing Boulevard, Framingham, Massachusetts 01702, and our telephone number is (508) 620-9700.

The Offering

On August 8, 2005, we entered into a securities purchase agreement with certain institutional accredited investors pursuant to which we raised $8.0 million through a private placement of shares of our common stock. In connection with the financing, we issued an aggregate of 4,571,429 shares of our common stock at a per share price of $1.75. We also issued to the purchasers warrants to purchase up to 1,828,573 additional shares of our common stock. The warrants, which are exercisable on or after February 10, 2006, have an exercise price of $2.68 per share and expire on February 10, 2011.

RISK FACTORS

You should carefully consider the risks described below in evaluating us, our business and any investment in our common stock. Additional risks not presently known to us may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer and the trading price of our common stock could decline, which means you may lose all or part of your investment.

Risks Related to Our Business

We expect to incur future operating losses and may never become profitable.

We have had operating losses since our inception, and we expect losses to continue for the next several years. From our inception in 1993 to July 3, 2005, we have incurred cumulative losses of approximately $194.8 million. These losses have resulted principally from the costs of our research and development activities and losses from our discontinued operations. Our net losses for fiscal years ended 2002, 2003, and 2004 and for the six months ended July 3, 2005, have been $24.3 million, $29.5 million, $29.5 million, and $15.2 million, respectively. We expect to continue incurring significant operating losses for at least the next several years. We may never receive material revenues from product sales or become profitable.

We depend on collaboration agreements for our current revenue.

Our revenues and business strategy depend largely on our entering into additional development and marketing agreements with third parties, including development programs for our own therapeutic compounds. We may not be able to establish these agreements on commercially acceptable terms, if at all, depending on the market position of our technology and our compounds. The willingness of potential collaborators to enter into agreements with us depends on factors such as the perceived technological or economic advantages of transgenic production and our ability to structure a mutually acceptable collaboration arrangement. In the case of our own programs for development of proteins proprietary to us, known as internal programs, the attractiveness of the program’s commercial potential or other advantages the program offers the partner will also affect our ability to obtain collaborators. Even if we enter into development agreements, the collaborations may ultimately be unsuccessful, our partners could terminate the agreements or the agreements could expire before meaningful developmental milestones are reached. The failure of any significant number of these collaborations could have a material adverse effect on our business.

The majority of our collaborations have been external programs that involve proteins proprietary to our partners. Much of the continuing revenue, if any, that we may receive under these collaborations will depend upon our partners’ willingness and ability to successfully develop and commercially introduce, market and sell the version of the collaborator’s product derived from our transgenic production systems. Our partners may choose competitive production technologies or competitive products outside of their collaborations with us, which could have a material adverse effect on our business.

To date, the scope of our external collaboration programs have generally been limited to transgenically producing quantities of targeted proteins. These initial development projects may not successfully produce the desired protein quantities or lead to collaboration agreements to commercially produce any proteins. The success of any collaboration ultimately will be dependent upon our collaborator deciding to seek regulatory approval and to market our transgenically produced version of their product or to invest in a transgenically produced product that we have developed. Depending upon the terms of any future collaborations, our role in the collaboration will often be limited to the production aspects of the proteins. As a result, we may also be dependent on collaborators for other aspects of the development of any transgenically produced product, including preclinical and clinical testing and regulatory approval, and marketing and distribution.

We face uncertainty in raising additional funds for our operations.

In order to develop and bring our transgenically produced products to market, we and our collaboration partners must commit substantial resources to costly and time-consuming research, preclinical testing and clinical trials. As of July 3, 2005, we had $6.7 million in cash and cash equivalents and $12.8 million in marketable securities, which were offset in part by our $15.6 million in current liabilities. On August 10, 2005, we sold 4.57 million shares of common stock to obtain approximately $7.4 million of net proceeds in a private placement that also included warrants to purchase approximately 1.8 million additional shares of common stock at an exercise price of $2.68 per share. These warrants may not be exercised prior to February 10, 2006. We expect our current cash resources and partnering revenue opportunities to be sufficient to fund operations into the second half of 2006. Our projected revenue and cash use depends upon attracting additional partnering revenues from existing and additional collaborations for both internal and external programs. If we do not substantially achieve our revenue projections, we could be forced to delay, scale back or eliminate one or more of our research and development programs.

Our cash requirements may vary materially from those now planned, depending upon the results of research and development, competitive and technological advances, the terms of future collaborations, regulatory requirements and other factors. If our business does not become profitable before we exhaust existing resources, we will need to obtain additional financing, through public or private sources, including debt or equity financing, or through collaborative or other arrangements with corporate partners. Depending on the state of the capital markets, interest rates, our financial profile and other factors at that time, we may not be able to obtain adequate funds on acceptable terms when needed. If we raise capital through the sale of equity, or securities convertible into equity, existing shareholders’ proportionate ownership in us will be reduced. If we cannot obtain financing, we could be forced to delay, scale back or eliminate some of our research and development programs.

Transgenic technology is in a relatively early stage.

Developing products based on transgenic technology is subject to significant technological risks. Most of our transgenically produced products are in the early development stage. Each DNA construct is unique and it is possible that it might not be expressed in the transgenic animal’s milk at a level that is commercially viable. Purifying the recombinant protein out of the milk to use as a biotherapeutic may be too difficult to be commercially feasible. In addition, production of the recombinant protein may have negative effects on the health of either the mammary gland or more systematically on the animal as a whole. This would compromise the ability of the animal to produce the recombinant protein. Directing the mammary gland to produce additional proteins in the milk could negatively affect lactation, thereby shutting down milk production. The mammary gland may also modify a protein in such a manner that it is non-functional or harmful to human subjects. It is also possible that there may be disease agents present in goats or cows that would prevent the use of products derived from these animals. If an as yet unknown disease was identified that could not be effectively mitigated, government agencies may confiscate or destroy the animals, or prevent the utilization of their milk. Any of these governmental actions would prevent the use of the recombinant proteins.

To our knowledge, no other entity has completed human clinical trials necessary to receive marketing authorization in the United States or Europe for any protein produced in the milk of transgenic animals. Until European regulatory authorities approve our application for marketing authorization of ATryn® in Europe, we will not have confirmation that our ATryn® trials are sufficient for approval in Europe. If we are unable to complete all clinical trials that may be required, or if a transgenically produced protein is not proved to be safe or effective to the satisfaction of regulatory authorities, it would have a material adverse effect on our business and operations. In addition, it is possible that research and discoveries by others could render our transgenic technology obsolete or noncompetitive as a method of production for protein-based therapeutic products.

If clinical trials of any of our transgenically produced products are unsuccessful or delayed, we would be unable to meet our anticipated development timeline, which could cause our stock price to decline.

We and our collaborators must demonstrate through preclinical and clinical trials that our transgenically produced products are safe and effective for use in humans. Clinical trials are expensive and may take several years. Several factors could prevent or delay completion of these trials, including an inability to enroll the required number of patients or demonstrate adequately the safety or efficacy of the product for humans. If safety concerns develop, regulatory authorities could stop or delay our trials. Furthermore, the results from early clinical trials are often not predictive of results in later clinical trials.

We cannot market and sell our transgenically produced products in the United States or in other countries if we fail to obtain the necessary regulatory approvals.

Before we can sell any transgenically produced drug or biological products that we or our collaborators develop, we must receive regulatory approvals from federal, state and local governmental authorities, including the United States Food and Drug Administration, or FDA, and similar agencies in other countries, such as the European Medicines Agency, or EMEA, in Europe. To date, none of our transgenically produced products have been approved for sale in the United States or any foreign country. Moreover, to our knowledge, no therapeutic protein produced in the milk of a transgenic animal has been submitted to the FDA or, except for our submission of ATryn® to the EMEA in January 2004, to any other regulatory agency for final regulatory approval. Obtaining required regulatory approvals for our transgenically produced products may take several years to complete and is expensive and uncertain. It is possible that the FDA or any other regulatory authority may not act quickly or favorably on our requests for approval or will require us to provide additional data that we do not currently anticipate. For example, the FDA may impose restrictions and demands on our clinical trials that require additional resources and result in longer delays than we anticipate. In addition, the FDA may require us to conduct further clinical trials and post-marketing testing and surveillance to monitor the effects of approved products. The FDA or other regulatory authorities may also place conditions on approval that could restrict the commercial applications of such products.

Failure to comply with extensive FDA or similar regulations may result in delay, suspension or cancellation of a trial or a regulatory authority’s refusal to accept test results. Regulatory authorities may have varying interpretations of our pre-clinical and clinical trial data, which could delay, limit or prevent regulatory approval or clearance. Because transgenically produced products represent novel therapeutic products, the process for regulatory approval is unproven. There may be additional delays in regulatory approval due to issues arising from the breeding of transgenic animals and the use of proteins derived from them. Any delays or difficulties in obtaining regulatory approval or clearance for transgenically produced products may:

•	adversely affect the marketing of any transgenically produced products we or our collaborators develop;

•	impose significant additional costs on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	limit our ability to receive royalties and generate revenue and profits.

If we do not receive regulatory approvals for our transgenically produced products in a timely manner, we will not be able to commercialize our products, or their commercialization may be limited or delayed and, therefore, our business and stock price will suffer.

Even if we receive regulatory approval for our transgenically produced products, the FDA or similar agencies in other countries may impose limitations on the indicated uses for which our products may be marketed. These limitations could reduce the size of the potential market for a product. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew our marketing applications and criminal prosecution.

We filed an investigational new drug application, or IND, with the FDA in 2003 for clinical development of ATryn® in the hereditary deficiency indication. In April 2005, we received authorization from the FDA to begin a further clinical trial of ATryn® under an amended version of our IND. If we are able to conduct this study successfully and on schedule, we currently anticipate filing a Biologics License Application for ATryn® for the HD indication in the United States no earlier than 2006. Delays in completing our current ATryn® trial or in obtaining FDA approval of ATryn® could cause substantial delays in the commercialization of ATryn® in the United States and adversely affect our business and stock price.

Any transgenically produced products for which we obtain regulatory approval will be subject to continuing review and extensive regulatory requirements, which could affect their manufacture and marketing.

If and when the FDA or other foreign agencies approve any of our transgenically produced products under development, the manufacture and marketing of these products will be subject to continuing regulation and product approvals may be withdrawn if problems occur after initial approval. Post-approval regulation includes compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. We will also be required to obtain additional approvals for any significant alterations in the product’s labeling or manufacturing process. Enforcement actions resulting from failure to comply with QSR/GMP requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our transgenically produced products. The FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements and the occurrence of unanticipated problems with products following approval. Any of these withdrawals could adversely affect our operating results.

We have limited manufacturing capability and may rely on third party contract manufacturers to purify and formulate our transgenically produced products.

We have the capability to purify pre-clinical and clinical trial quantities of our transgenically produced products. Our current capacity allows us to purify products for clinical trials, up to and including Phase II. We also rely upon third party manufacturers to purify and formulate significant pre-clinical, clinical and commercial quantities of our transgenically produced products. We will depend on these third party manufacturers to perform their obligations in a timely manner and in accordance with applicable government regulations in order to conduct our clinical trials or commercialize any of our products. In addition, there are very few third party manufacturers that have sufficient production capacity to manufacture all of our products either for our clinical trials or on a commercial scale. Our third party manufacturers may encounter difficulties, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls;

•	lack of compliance with FDA, EMEA and other regulations; and

•	high production costs.

These contract manufacturers may not be able to manufacture our products at a cost or in quantities necessary to make them commercially viable. If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our transgenically produced products.

We have entered into contracts with Cambrex Bio Science MA, Inc. for large scale purification and with Medimmune (Holland) for fill/finish services of our lead product, ATryn®. Both contracts have a five-year, renewable term, which will expire in 2007 if not renewed. Although we have identified possible alternative suppliers with respect to these services for this product, interruptions in these services and the process of changing to an alternative manufacturer could have a material adverse effect on our timely ability to manufacture bulk delivery of ATryn® for delivery to our collaborators or to market distribution after regulatory approval.

Transgenically produced products may never become commercially successful.

Even if our transgenically produced products are successfully developed and approved by the FDA and foreign regulatory agencies, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

•	limited market acceptance among patients, physicians, medical centers and third party payors;

•	our inability to access a sales force capable of marketing the product, either through a third party contract sales force or by establishing our own internal sales force;

•	our inability to supply a sufficient amount of product to meet market demand;

•	the number and relative efficacy of competitive products that may subsequently enter the market; and

•	for a transgenically produced product designed to replace or supplement currently marketed non-transgenically produced products, the relative risk-benefit profile and cost-effectiveness of the transgenically produced product.

In addition, it is possible that we or our collaborative partners will be unsuccessful in developing, marketing or implementing a commercialization strategy for any transgenically produced products.

Our business may fail due to intense competition in our industry.

The industry in which we operate is highly competitive and may become even more so. Some of our competitors have greater financial and human resources and more experience in research and development than we have. We will need to continue to devote substantial efforts and expense in research and development to maintain a competitive position for our transgenic production technology and potential product offerings. It is also possible that others will develop alternative technologies or products that will render our proposed products or technologies obsolete. We may encounter significant competition for our protein development and production contracts from other companies. In addition, our potential transgenic production capabilities may face significant competition from biological products manufactured in cell culture or by other traditional protein production methods. Our business will also compete against other companies whose business is dedicated to offering transgenic production and with prospective customers or collaborators who decide to pursue such transgenic production internally. Competitors that complete clinical trials, obtain regulatory approvals and begin commercial sales of their products before us will enjoy a significant competitive advantage. We anticipate that we will face increased competition in the future as new companies enter the market and alternative technologies become available.

Pharming Group N.V. and BioProtein Technologies are other companies known to us that are extensively engaged in the application of transgenic technology in mammals for the production of proteins for therapeutic use in humans. Pharming, based in the Netherlands, is primarily engaged in the development of recombinant proteins in the milk of transgenic cows and rabbits. Pharming reports that it has one product in clinical development that is in Phase III studies in the United States. BioProtein Technologies is a contract manufacturing organization specializing in the production of human therapeutic proteins and vaccines in the milk of transgenic rabbits also under a technology license agreement. There are also other companies seeking to develop transgenic technology in animals and in plants, which may be competitive with our technology with respect to our patents and proprietary rights as discussed further below.

For ATryn®, a number of companies internationally produce and market antithrombin from the fractionation of human plasma. CSL has approximately a 40% share of this market worldwide, but is not approved in the U.S. Talecris Biotherapeutics, which purchased Bayer’s plasma business, is the only company that has commercially available fractionated antithrombin material that is approved for sale in the U.S., which sales represent only about 1% of the worldwide market.

There are a number of companies worldwide that produce and market human serum albumin from the fractionation of human plasma, including Talecris, CSL and Baxter. We are aware of two companies internationally that are developing recombinant forms of human serum albumin derived from yeast cultures. One company, Aventis, is developing its recombinant albumin product for the excipient market. The other lead company is Yoshitomi (formerly Green Cross Corporation) which has been active in developing human albumin through genetic manipulation of Pichia pastorisis (better known as yeast) on a commercial scale for use in Japan and other parts of Asia.

We may face public concerns about genetic engineering in animals.

Our activities involve genetic engineering in animals. The success of our potential commercial products will depend in part on public acceptance of the use of genetic engineering. Public attitudes may be influenced by claims that these types of activities are unsafe and our products may not gain the acceptance of the public or the medical community. Negative public reaction to genetic engineering activities in general could result in greater restrictive legislation and regulations involving nuclear transfer and other methodologies which could impede our ability to conduct our business efficiently, delay preclinical studies or future clinical trials, or prevent us or our partners from obtaining regulatory approvals or commercializing transgenically produced products.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will partly depend on our ability to obtain and maintain patent or other proprietary protection for our technologies, products and processes such as:

•	compositions of matter or processes;

•	processes developed by our employees; or

•	uses of compositions of matter discovered through our technology.

We may not be able to obtain the necessary proprietary protection. Our success will also depend on our ability to operate without infringing the proprietary rights of other parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology company is highly uncertain and involves complex legal and factual questions.

We hold 18 issued or allowed U.S. patents and 111 corresponding foreign patents. Our patents generally expire between 2013 and 2019, with the most significant patent expiring in 2015. Of our patents expiring in 2015, two relate to ATryn®, our lead program. One in-licensed European patent, pertaining to transgenic animals secreting proteins in milk, expires in 2006. In accordance with ongoing research and development efforts, we have 51 pending U.S. patent applications and 159 corresponding foreign applications covering relevant and newly developed portions of its transgenic technology. Several of these pending applications are included in various cross-licensing or out-licensing arrangements with other companies that in turn provide access to their proprietary technologies. Specifically we have cross-licensed our proprietary technology for the production of proteins in milk to Pharming B.V. Recently issued U.S. patents provide claim coverage for protein purification from the milk of transgenic animals, the production of monoclonal and assembled antibodies at commercial levels in the milk of transgenic mammals, the production of recombinant antithrombin in the milk of transgenic goats and the production of Prolactin in the milk of transgenic animals. We cannot be certain that we will receive issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners’ patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide us with any competitive advantage.

We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could have a material adverse effect on our ability to compete in the marketplace. Advanced Cell Technologies, Inc., or ACT, has announced that the Board of Patent Appeals and Interferences of the U.S. Patent Office has entered a judgment in an interference proceeding in favor of Geron Corporation against ACT on all counts as to the priority of ACT’s U.S. Patent No. 5,945,577, which we license from ACT. ACT has appealed that decision in a proceeding in U.S. District Court, during which proceeding we believe that we may continue to rely on the validity of the disputed patent. While we have also licensed nuclear transfer technology from Pharming, we do not know at this time what impact, if any, this proceeding involving ACT may ultimately have on our ability to practice nuclear transfer for the production of animals expressing therapeutic proteins in their milk. Our principal product, ATryn®, does not utilize this technology.

We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including having our employees, consultants and some contractors execute confidentiality agreements. These agreements could be breached. If so, it is possible that our remedies for a given breach might be inadequate. It is also possible that competitors emerge who could independently develop or discover our trade secrets or that the trade secrets could otherwise become known.

Recovery from any catastrophic event may not be adequate.

While we have measures in place to minimize and recover from catastrophic events that may substantially destroy our animal herd(s), these measures may not be adequate to recover our production processes quickly enough to support critical timelines, collaborator needs or market demands. These catastrophic events may include animal diseases that breach our biosecurity measures or weather events such as tornadoes, earthquakes or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

Successful commercialization of our products will depend on obtaining coverage and reimbursement for use of the products from third-party payors.

Sales of pharmaceutical products depend largely on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. It is possible that third party payors will not reimburse sales of our transgenically produced products. Reimbursement by third party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of our products. If we do not obtain approvals for adequate third party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our or our partners’ investment in product development. Any limits on reimbursement available from third party payors may reduce the demand for, or negatively affect the price of, our or our partners’ products. Without the financial support of the government or third party insurers, the market for transgenically produced products will be limited.

The U.S. federal government and private insurers are continually working on ways to contain health care costs, particularly by limiting both coverage and the level of reimbursement for new therapeutic products. The government or private insurers may institute future price controls and other cost-containment measures on Medicare, Medicaid and other health care insurance spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we or our partners succeed in bringing transgenically produced products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

Our ability to negotiate with potential marketing partners may be limited.

If we choose to commercialize ATryn® with a marketing partner outside of Asia, Genzyme Corporation has an exclusive first right of negotiation for exclusive commercialization rights. This right is triggered on an indication-by-indication basis at such time as we apply for marketing approval with a regulatory authority. This right does not apply if we have already entered into a collaboration or other agreement with a prospective research, development and marketing partner prior to such regulatory submission. The right also does not apply to the hereditary deficiency indication which has been filed with the EMEA.

The manufacture and sale of our products may expose us to product liability claims for which we could have substantial liability.

We face an inherent risk of product liability exposure related to testing of our transgenically produced products in human clinical trials and will face even greater risks when we commercialize our products. An individual may bring a product liability claim against us if one of our products causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use, even if the product involved is granted regulatory authorization for commercial sale. We do not maintain product liability insurance, although we do have product liability insurance in place for the clinical trials conducted to support our MAA filing with the EMEA for our ATryn® program under an insurance policy arrangement with Genzyme Corporation and we have obtained product liability coverage for the clinical trials to be conducted to support a filing for marketing approval of ATryn® with the FDA through our own policies. It is possible that our insurance coverage will not be sufficient to cover any claim. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms or at all;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications; and

•	the diversion of management’s attention from managing our business.

Qualified managerial and scientific personnel are scarce in our industry.

We are highly dependent on the principal members of our scientific and management staff. Our success will depend in part on our ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in our industry. We may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of our business. If we fail to attract and retain key personnel, it could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with our executive officers, but these agreements do not guarantee that they will remain employed with us in the future. If we lose an executive officer, or a significant number of any of our staff, or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or impaired. We do not carry key man insurance.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may lose confidence in our financial reporting.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal controls over financial reporting. Among other things, we must perform systems and process evaluation and testing. We must also conduct an assessment of our internal controls to allow management to report on, and our independent registered public accounting firm to audit, our assessment of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. These requirements were effective for the first time for our fiscal year ended January 2, 2005. In connection with our Section 404 compliance efforts, we have incurred or expended, and expect to continue to incur or expend, substantial accounting and other expenses and significant management time and resources. Any subsequent assessment by us or our independent registered public accounting firm may reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in subsequent periodic reports filed with the Securities and Exchange Commission, or SEC. Disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls over financial reporting, these deficiencies may negatively impact our business and operations.

Risks Related to Our Common Stock

Genzyme’s significant ownership interest in us could give it significant influence over matters requiring shareholder approval.

Genzyme is our largest single shareholder, beneficially owning 5,298,243 shares or approximately 10% of our outstanding common stock at August 12, 2005, assuming the exercise of all of its 373,324 currently exercisable common stock purchase warrants with exercise prices ranging from $6.30 to $4.88. As a 10% shareholder, Genzyme’s ownership interest could give it significant influence if it were to oppose matters requiring our shareholders’ approval, including electing directors, adopting or amending provisions of our charter or by-laws and approving or preventing some mergers or similar transactions, such as a sale of substantially all of our assets, or transactions that could give our shareholders the opportunity to realize a premium over the market price of their shares.

We have obligations to issue shares of common stock in the future that will dilute your ownership interest and may adversely affect our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect our common stock’s market price. As of August 12, 2005, there were 51,462,826 shares of our common stock outstanding. As of August 12, 2005, options to purchase an aggregate of 4,438,993 shares of common stock at varying exercise prices were outstanding; of this total, options to purchase 3,070,598 shares were immediately exercisable and these shares could be immediately resold into the public market. As of August 12, 2005, Genzyme held 4,924,919 shares of our common stock which could be sold into the public markets under Rule 144 of the Securities Act. Genzyme is also entitled to registration rights with respect to some of these shares. An additional 373,324 shares of our common stock, issuable to Genzyme upon exercise of outstanding warrants, are also entitled to registration rights, which could expedite the resale of such shares into the public market.

In our August 2003 private placement we issued warrants to purchase an aggregate 961,009 shares of our common stock at an exercise price of $3.30 per share. We have registered for resale the shares of common stock issuable under the warrants that were issued in the private placement transaction. To date, none of these warrants have been exercised.

In our August 2005 private placement we issued warrants to purchase an aggregate 1,828,573 shares of our common stock at an exercise price of $2.68 per share. These warrants may not be exercised prior to February 10, 2006.

Our capital raising efforts may dilute shareholder interests.

If we raise additional capital by issuing equity securities, the issuance will result in a reduction of the percentage of ownership for our existing shareholders, a result commonly referred to as dilution. The extent of such dilution will vary based upon the amount of capital raised.

Our common stock may have a volatile public trading price and low trading volume.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our company’s operating performance. Since January 1, 2001, the trading price of our stock has fluctuated from a high of $15.50 to a low of $0.61. It is likely that the market price of our common stock will continue to fluctuate in the future. Factors which may have a significant adverse effect on our common stock’s market price, include:

•	announcements by us or our competitors of technological innovations or new commercial products;

•	developments concerning our proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results relating to our or our partners’ products or compounds under development;

•	an unexpected termination of one of our partnerships;

•	regulatory developments in the United States and other countries;

•	general market conditions; and

•	quarterly fluctuations in our revenues and other financial results.

The average daily trading volume of our common stock for the six-month period ending July 3, 2005 was approximately 267,000 shares.

Anti-takeover provisions in our charter and by-laws and Massachusetts law may result in management entrenchment and adversely affect our stock price.

Anti-takeover provisions in our charter, our by-laws and Massachusetts statutes could delay or make more difficult a merger, tender offer or proxy contest involving us. These provisions may delay or prevent a change of control without action by the shareholders, and may resist important changes shareholders seek to make if they are dissatisfied with the conduct of our management. Therefore, these provisions could result in the entrenchment of our management and adversely affect the price of our common stock.

Our charter grants authority to the board of directors to issue series of preferred stock with certain rights and privileges, including voting rights, as it deems appropriate. This authority may enable our board of directors to deter or delay a change in control despite a shift in stock ownership, as a result of an increase in the number of shares needed to gain voting control. This may have the effect of discouraging tender offers and proxy contests, and give management the power to reject certain transactions which might be desired by shareholders. This provision could also be deemed to benefit incumbent management to the extent it deters offers by persons who would wish to make changes in management or exercise control over management.

In addition, our by-laws may have the effect of preventing changes in our management because shareholders are required to give us written notice of any proposal or director nomination within a specified period of time before the annual meeting of shareholders, certain qualifications for a person to be elected to the board of directors must be established, and shareholders are prohibited from calling a special meeting of shareholders, unless the shareholder owns 90% of our outstanding voting stock.

Our shareholder rights plan is another anti-takeover device. It involves a distribution to our shareholders of certain rights to acquire shares of our capital stock in the event of an acquisition of a predetermined number of shares by an investor. The shareholder rights plan is designed to deter coercive takeover tactics and to encourage a party interested in acquiring the corporation to negotiate with the board of directors.

Certain Massachusetts corporate statutes provide anti-takeover protections. Our charter gives effect to a provision of Massachusetts law that places directors of publicly-held Massachusetts corporations into three classes of nearly equal sizes with staggered terms, thereby permitting only one-third of the board of directors to be elected at once. In addition, with certain exceptions, Massachusetts law prohibits a publicly-held Massachusetts corporation from engaging in a business combination transaction with an “interested stockholder” for a period of three years. An “interested stockholder” is a person who owns 5% or more of the outstanding voting stock of the corporation. Finally, our by-laws include a provision excluding us from the applicability of a Massachusetts statute that denies voting rights to any person acquiring 20% or more of the outstanding voting stock of a corporation, unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. Our by-laws may be amended at any time to subject us to this statute prospectively.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	failure to obtain government regulatory approvals;

•	failure to achieve positive results in clinical trials;

•	our ability to enter into future collaborative arrangements;

•	competitive factors;

•	our ability to raise additional capital;

•	uncertainty regarding our patents and patent rights; and

•	relationships with our consultants, academic collaborators and other third-party service providers.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares of common stock to be offered by the Selling Stockholders. We may, however, receive cash consideration in connection with the exercise of the Warrants for cash. If all of the Warrants issued in the August 2005 private placement are fully exercised for cash, we would receive proceeds, before expenses, of approximately $4.9 million. When and if we receive these proceeds, we will use them for general corporate purposes.

SELLING STOCKHOLDERS

Summary

Set forth below is a summary of the transaction pursuant to which we issued the common stock and the Warrants to the Selling Stockholders, as well as the terms of the Warrants and our relationship with the Selling Stockholders.

Private Placement

On August 10, 2005, we completed the sale of 4,571,429 shares of our common stock and Warrants to purchase up to 1,828,573 shares of our common stock, to certain accredited investors pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. We received gross proceeds of approximately $8.0 million from the sale, which we intend to use primarily for working capital and research and development. Rodman & Renshaw, LLC acted as placement agent in the financing.

The common stock and the Warrants were issued pursuant to the Securities Purchase Agreement dated as of August 8, 2005 between the investors mentioned above and us. The Warrants issued in the financing to the investors are exercisable on or after February 10, 2006 and expire on February 10, 2011. The exercise price of the Warrants is $2.68 per share of our common stock.

We entered into a Registration Rights Agreement, or Rights Agreement, dated as of August 8, 2005 with the investors that purchased the common stock in connection with the financing. Pursuant to the Rights Agreement, we agreed to file with the SEC, within 20 days from the date of the Rights Agreement, a registration statement, of which this prospectus forms a part, covering the resale of all of our common stock covered by this prospectus pursuant to Rule 415 of the Securities Act.

Our Relationships with the Selling Stockholders

Other than as set forth above and in the footnotes to the table below, we have had no material relationship with any of the Selling Stockholders during the past three years.

Selling Stockholders Table

We have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale of our common stock covered by this prospectus from time to time under Rule 415 of the Securities Act. Our common stock being offered by this prospectus is being registered to permit secondary public trading of the shares of our common stock issued to the Selling Stockholders. Subject to the restrictions described in this prospectus, the Selling Stockholders may offer our common stock covered under this prospectus for resale from time to time. The shares of our common stock covered, as to their resale, under this prospectus include shares issuable upon exercise of the Warrants, including any additional shares issuable to prevent dilution as a result of stock splits, stock dividends or similar events. In addition, subject to the restrictions described in this prospectus, the Selling Stockholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

The table below presents information as of August 12, 2005 regarding the Selling Stockholders and the shares that the Selling Stockholders (and their pledgees, assignees and successors-in-interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the Selling Stockholders:

•	the name of each Selling Stockholder;

•	the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part, including any warrants to purchase common stock and options to purchase common stock that are exercisable within 60 days of the date of this prospectus;

•	the number of shares of our common stock that may be offered for resale for each Selling Stockholder’s account under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares, assuming all of the resale shares are sold by such Selling Stockholder and that such Selling Stockholder does not acquire any other shares of our common stock prior to the assumed sale of all of such resale shares.

Other than as disclosed in this prospectus or in the documents incorporated herein by reference, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Although we have assumed for purposes of the table below that the Selling Stockholders will sell all of the shares offered by this prospectus, because the Selling Stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the Selling Stockholders or that will be held by the Selling Stockholders after completion of the resales. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of the common stock or the Warrants in transactions exempt from the registration requirements of the Securities Act since the date the Selling Stockholders provided the information regarding their securities holdings. Information concerning the Selling Stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus. Each of the Selling Stockholders has represented to us that it is not, nor is it affiliated with, a broker-dealer.

This table is prepared to reflect ownership as of August 12, 2005 solely based on the information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC and we have not independently verified this information. The applicable percentages of beneficial ownership are based on an aggregate of 51,462,826 shares of our common stock issued and outstanding on August 12, 2005.

	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering (1)
Selling Stockholder	Number		Percent			Number	Percent
Smithfield Fiduciary LLC	49,019	(2)	*	1,500,001	(3)	49,019	*
Omicron Master Trust	34,313	(4)	*	1,400,000	(5)	34,313	*
Cranshire Capital, L.P.	0		0%	1,500,001	(6)	0	0%
Iroquois Master Fund Ltd.	0		0%	1,200,000	(7)	0	0%
Bristol Investment Fund, Ltd.	0		0%	400,000	(8)	0	0%
Bluegrass Growth Fund, LP	0		0%	400,000	(9)	0	0%

*	Less than 1%
(1)	We do not know when or in what amounts the Selling Stockholders will offer shares for sale, if at all. The Selling Stockholders may sell any or all of the shares included in and offered by this prospectus. Because each Selling Stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by each Selling Stockholder after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the Selling Stockholders.

(2)	Consists of 49,019 shares of common stock issuable upon the exercise of warrants not covered by this Registration Statement. See Footnote (3).
(3)	Includes 428,572 warrants to purchase common stock, which are exercisable on or after February 10, 2006. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glen Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.
(4)	Consists of 34,313 shares of common stock issuable upon the exercise of warrants not covered by this Registration Statement. See Footnote (5).
(5)	Includes 400,000 warrants to purchase common stock, which are exercisable on or after February 10, 2006. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of August 12, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.
(6)	Includes 428,572 warrants to purchase common stock, which are exercisable on or after February 10, 2006. Downsview Capital, Inc. is the general partner of Cranshire Capital, L.P. Mitchell P. Kopin is the president of Downsview Capital, Inc., and as such has sole authority to vote and dispose of the securities held by Cranshire Capital, L.P. Each of Downsview Capital, Inc. and Mitchell P. Kopin disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.
(7)	Includes 342,857 warrants to purchase common stock, which are exercisable on or after February 10, 2006. Mr. Joshua Silverman, who has voting and dispositive power with respect to shares held by Iroquois Master Fund Ltd. (“Iroquois”), disclaims beneficial ownership of the shares held by Iroquois.
(8)	Includes 114,286 warrants to purchase common stock, which are exercisable on or after February 10, 2006. Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Bristol”). Paul Kessler is the manager of BCA and a director of Bristol, and has authority to vote and dispose of the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.
(9)	Includes 114,286 warrants to purchase common stock, which are exercisable on or after February 10, 2006. Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

PLAN OF DISTRIBUTION

Each Selling Stockholder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144, if available, rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders pursuant to Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Palmer & Dodge LLP, Boston, Massachusetts, our counsel. Nathaniel S. Gardiner, a partner of Palmer & Dodge LLP, is our Clerk.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended January 2, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our internet website is www.gtc-bio.com and through the Investor Information portion of our website, you may access, free of charge, our filings, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information contained in our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Our common stock is listed on The NASDAQ National Market. Reports and other information concerning us can be inspected at the offices of The NASDAQ National Market.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be a part of this prospectus. The reports and other documents we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. We incorporate by reference the documents listed below and any documents we file subsequently with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of the prospectus and prior to the termination of the offering; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

(a)	Our Annual Report on Form 10-K for the fiscal year ended January 2, 2005, filed with the Securities and Exchange Commission on March 15, 2005;

(b)	Our Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 22, 2005;

(c)	Our Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 2005 and July 3, 2005, filed with the Securities and Exchange Commission on May 12, 2005 and August 11, 2005;

(d)	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 25, 2005, February 18, 2005, March 2, 2005, and August 8, 2005;

(e)	The description of our common stock in our registration statement on Form 8-A, filed on May 19, 1993, including any amendment or reports filed for the purpose of updating this description; and

(f)	The description of our Series C junior participating cumulative preferred stock purchase rights in our registration statement on Form 8-A, filed on June 1, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

John B. Green

Senior Vice President, Chief Financial Officer and Treasurer

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Framingham, Massachusetts 01702

(508) 620-9700